News Release –– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

Alexco Announces Exercise of Overallotment Option

April 26, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco” or the “Company”) announced today that Canaccord Adams, for the Company's previously announced short form prospectus offering, have exercised the overallotment option to acquire an additional 500,000 common shares of the Company at a price of $2.50 per share.

Contemporaneously with the public offering, the Company will sell a non-brokered basis 1,200,000 common shares at $2.50 per share to NovaGold Resources Inc. (TSX, AMEX: NG) for NovaGold to maintain its pro-rata ownership of the Company at approximately 20%.

The offering is scheduled to close on April 28, 2006.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any province or state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such province or state.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and where appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Elaine M. Sanders, Chief Financial Officer, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4